Exhibit 99.1

NLS Pharmaceutics Appoints Dr. George Apostol as Chief Medical Officer and
Global Head of Research & Development

Company also announces expected departure of Sylvia Panigone, Ph.D.

Switzerland/Zurich, September 8, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that Dr. George Apostol has been appointed to the position of Chief Medical Officer and Global Head of Research and Development (“R&D”). Serving most recently as Global Head of Research and Development at Endo Pharmaceuticals Inc. (“Endo”), Dr. Apostol brings significant expertise in the management and execution of early, mid- and late-stage drug development.

“I am excited to join the leadership team at NLS and to oversee regulatory, clinical and medical activities as the Company moves to the next stage,” said Dr. Apostol. “I am looking forward to the Phase 2a results for Quilience® and executing a late-stage clinical program to bring this potential best-in-class therapy to patients as quickly as possible. With its novel mechanism of action and once-daily dosing, Quilience® has the potential to become a game-changing treatment for narcolepsy and related sleep-wake disorders such as idiopathic hypersomnia.”

The Company also announces that Sylvia Panigone, Ph.D., M.B.A. will leave her position as Chief Operating Officer on November 30, 2022. Chad Hellmann, Chief Financial Officer of the Company, will assume responsibility for non-clinical operations at NLS.

“As a global R&D leader, Dr. Apostol brings important skills to NLS as our Phase 2a results for Quilience® in the treatment of narcolepsy are fast approaching, and we plan to engage with regulatory authorities later this year to discuss the registrational program,” said Alex Zwyer, Chief Executive Officer of NLS. “Key objectives for the Company are to advance Quilience® into a pivotal trial, and to develop our pipeline of novel compounds for central nervous system disorders. We believe that Dr. Apostol will be instrumental in helping us achieve our mission to bring differentiated therapies to patients with debilitating diseases. All of us at NLS extend a warm welcome to Dr. Apostol.”

Mr. Zwyer added, “We are grateful for Sylvia’s contributions, overseeing our initial clinical efforts to develop Quilience® and managing the execution of the Phase 2a and open label extension studies. We wish her good luck in her future endeavors.”

Dr. Apostol joins NLS from Endo where he was Executive Vice President, Head of Global Research and Development and led the transformation of the R&D organization from a generic-focused group into a dynamic specialty-pharmaceutical R&D organization. He has over 20 years of experience with global pharmaceutical companies in drug development program management and clinical trial design. His development experience covers a wide range of compounds designed to treat central nervous system disorders such as Attention-Deficit/Hyperactivity Disorder (“ADHD”), anxiety, depression, migraine, Parkinson’s disease, multiple sclerosis, dyskinesia, schizophrenia, as well as rare diseases such as Fragile X syndrome. Dr. Apostol attended Carol Davila Medical School in Bucharest, Romania where he earned his M.D. degree, and the University of Minnesota, where he earned a Master of Science in Clinical Research. Following the end of his graduate studies, Dr. Apostol attended a post-doctorate drug development program at Eli Lilly & Co. in Indianapolis, Indiana.  Subsequently, Dr. Apostol attained broad drug development expertise across early, middle and late phases while working in the global R&D organizations of Pfizer and Abbott in the United States, as well as Novartis and Shire in Switzerland.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia. Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2a clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy is currently ongoing in the United States. Previously, NLS successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses that Quilience® has potential to become a game-changing treatment for narcolepsy and related sleep-wake disorders such as idiopathic hypersomnia, the expected announcement of the results of its Phase 2a results for Quilience®, that it plans to engage with regulatory authorities later this year to discuss the registrational program and the development of a pipeline of novel compounds for central nervous system disorders. These forward-looking statements and their implications are based on the current expectations of the management of NLS only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ processes; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; NLS’ inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

Media Contact

Pascal Nigen: +1 917-385-2160

Alpha Bronze, LLC

www.nlspharmaceutics.com

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